BioLineRx Ltd. Announces Closing of $15 million Private Placement to Institutional Investors

Jerusalem, Israel, February 27, 2012 - BioLineRx Ltd. (NASDAQ:BLRX) (TASE:BLRX), announced today that it has closed its previously announced $15 million private placement to healthcare-focused U.S. institutional investors. As a result, the Company sold approximately 5.25 million American Depositary Shares (“ADSs”) at a purchase price of $2.86 per ADS, and warrants to purchase up to 2.6 million additional ADSs at an exercise price of $3.57 per ADS. After fees and estimated offering expenses, the Company received net proceeds of approximately $14.1 million.

The Company expects to file shortly a registration statement in the U.S. to register for resale the securities issued in the private placement.

The Company expects to use the net proceeds from the offering for working capital and for continued development of the Company’s 18 compounds.

Roth Capital Management, LLC acted as the sole placement agent to BioLineRx Ltd. for the offering

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About BioLineRx

BioLineRx Ltd. is a publicly-traded biopharmaceutical development company. It is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia has commenced a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, has been out-licensed to Ikaria Inc., and is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development and BL-7040 for treating Inflammatory Bowel Disease (IBD) has completed Phase I. In addition, BioLineRx has 13 products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, oncology, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization.

For more information on BioLineRx, please visit www.biolinerx.com.

Various statements in this release concerning BioLineRx’s future expectations, plans and prospects, including, without limitation, statements relating to the registration of securities, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s Form 20-F filed with the Securities and Exchange Commission on July 15, 2011. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

KCSA Strategic Communications

Garth Russell, +1 212-896-1250

grussell@kcsa.com

or

Todd Fromer, +1 212-896-1215

tfromer@kcsa.com

BioLineRx Ltd.

Tsipi Haitovsky, +972-3-6240871

Public Relations

tsipih@netvision.net.il